Filed by Cell Therapeutics, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Of the Securities and Exchange Act of 1934
Subject Company: Cell Therapeutics, Inc.
Commission File No: 001-12465

“The following slides are excerpts from a presentation given by Cell Therapeutics, Inc. (“CTI”) at its annual meeting of shareholders, held on June 20, 2003, and relate to the proposed business combination between CTI and Novuspharma S.p.A.”

Forward Looking Statement

This presentation contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results, the proposed CTI/Novuspharma merger, and risk and uncertainties that could affect CTI’s product and products under development. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if either of the companies do not receive required stockholder approvals or fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which CTI expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: risks associated with preclinical, clinical and sales and marketing developments in the biopharmaceutical industry in general and in particular including, without limitation, the potential failure to meet TRISENOX® revenue goals, the potential failure of XYOTAX™ to prove safe and effective for treatment of non-small cell lung and ovarian cancers, the potential failure of TRISENOX® to continue to be safe and effective for cancer patients, determinations by regulatory, patent and administrative governmental authorities, competitive factors, technological developments, costs of developing, producing and selling TRISENOX® and CTI’s products under development in addition to the risk that the CTI and Novuspharma businesses will not be integrated successfully; costs related to the proposed merger, failure of the CTI or Novuspharma stockholders to approve the proposed merger; and other economic, business, competitive, and/or regulatory factors affecting CTI’s and Novuspharma’s businesses generally, including those set forth in CTI’s filings with the SEC, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, especially in the “Factors Affecting Our Operating Results” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. CTI is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Where You Can Find
Additional Information

Cell Therapeutics, Inc. (CTI) will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospects (when it is available) and other documents filed by CTI with the SEC at the SEC’s website at http://www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from CTI, Investor Relations: 501 Elliott Avenue West, Suite 400 Seattle, WA 98119, www.cticseattle.com.

CTI and Novuspharma S.p.A. and their respective directors and executive officers and other members of their management and their employees may be deemed to be participants in the solicitation of proxies from the shareholders of CTI and Novuspharma with respect to the transactions contemplated by the merger agreement. Information about the directors and officers of CTI is included in CTI’s Proxy Statement for its 2003 Annual Meeting of Stockholders filed with the SEC on May 14, 2003.

This document is available free of charge at the SEC’s website at http://www.sec.gov and from CTI.

Oncology Strategy
Improve the safety and efficacy of existing agents which provide the cornerstone for standard of care
Taxanes (>$2B)	XYOTAX™
Camptothecins (>$1B)	CT-2106
Anthracyclines (>$500M)	Pixantrone

Develop new agents with unique mechanisms of tumor cell killing without more side effects
TRISENOX®
LPAAT-ß inhibitors

Develop significant sales and marketing presence in cancer market segments where leverage is possible
Blood-related cancer market

Consider co-marketing relationship where size matters
Solid tumor indications

Commercial Synergies
Key Products	Hematology	Solid Tumors

TRISENOX®	APL, CML, MDS, Multiple myeloma

Pixantrone	Aggressive NHL Indolent NHL	Breast cancer Prostate cancer

XYOTAX™		NSC lung cancer Ovarian cancer

CT-2106		Colorectal cancer Small cell lung cancer

Hematology Commercial opportunity
	2002 Incidence	2002 Prevalence

Total Hematologic	94,850	423,564

TRISENOX®
APL	1,050	2,535
Myelodysplastic Syndromes	15,200	35,562
Multiple Myeloma	14,600	49,542

Pixantrone
AML	10,600	18,980
Indolent NHL	24,030	142,625
Aggressive NHL	29,370	174,320

Selected Companies Focused on Hematology Market
Company	Key Products	Market Cap

Genentech	Rituxan®	$38 B

Berlex*	Campath®, Fludara®, Leukine®	$10 B

Idec	Zevalin®, Rituxan®	$6.3 B

Millennium	Velcade™	$4.7 B

Celgene	Thalomid®, Revimid™	$2.7 B

CTI	TRISENOX®, Pixantrone	$ 518 M	[1]

*Schering AG [1] ProForma market cap

Oncology Commercial opportunity
	2002 Incidence	2002 Prevalence

Total Oncologic	516,144	3,132,334

XYOTAX™
Advanced NSC lung	137,600	162,352
Ovarian	25,400	145,831

CT-2106
Small cell lung	34,380	57,983
Colorectal	147,500	930,083

Pixantrone
Breast	212,600	1,836,085

Companies Focused on Oncology- Chemotherapy Market
Company	Key Products	Market Cap

Pfizer	Camptosar®	$285 B

Glaxo Smith Kline	Hycamtin®, Navelbine®	$77 B

Novartis	Femara™, Aredia®, Gleevec™, Sandostatin®, Zometa™	$156 B

Astra-Zeneca	Arimidex®, Casodex®, Faslodex®, IRESSA®, Nolvadex®, Zoladex®	$78 B

Eli Lilly	Gemzar®	$78 B

Bristol Myers	Taxol®, Ifex®, Paraplatin®	$56 B

Aventis	Taxotere®, Campto®, Genasense™	$42 B

CTI	XTOTAX™, Pixantrone	$348 M

CTI-Novuspharma Merger Immediate realizable synergies
Pixantrone: commercially attractive phase III product
May qualify for FDA fast track
Potential NDA 2005, market launch 2006
US sales could reach $150M+

Financially attractive
$120M in cash
$18-$20M in cost savings

Significant operating synergies
Critical mass in “global” oncology drug development
Increases commercial capabilities and sales potential in EU for expanded TRISENOX® label

Strong Financial Position
Pro-forma end Q1 cash position $306 million
$111M cash Q1-2003
$120M Novuspharma cash Q1-2003
$75M convertible offering*
Exchange offer 12/02 retired $60M convertible debt

Merger offers potential for cost synergies
$18M to $20M savings in 2004

TRISENOX® U.S. business becoming profitable
Allows ability to grow TRISENOX® sales in EU with new
indication (MDS)

Creates critical mass in cancer drug development and
commercialization

* Gross proceeds

Commercial Growth
TRISENOX®	TRISENOX®	TRISENOX®
APL label, > 40 trials	Potential MDS label	Potential myeloma label

XYOTAX™	XYOTAX™	XYOTAX™
Phase III trials	Potential NDA	Potential NSCLC label

	Pixantrone	Pixantrone	Pixantrone
	Phase III trials	Potential NDA	Potential aggressive NHL label

Oncology Pipeline
Preclinical Phase I Phase II Phase III NDA Marketed

TRISENOX®	Approved for relapsed or refractory acute promyelocytic leukemia (APL)

Multiple myeloma, myelodysplasia, myelogenous leukemia and other cancers

XYOTAX™	Non-small cell lung and ovarian cancers

Pixantrone	Non-Hodgkin’s lymphoma

CT-2106	Advanced solid tumors

LPAAT-ß inhibitors

Pixantrone (from Novuspharma merger)
New DNA intercalator with
improved efficacy and safety

Now in phase III for NHL

DNA Intercalators
Established efficacy
Cornerstone of chemotherapy for breast cancer,
leukemias, and lymphomas
Standard treatment in blood-born tumors – curative
Breast cancer – highly effective as adjuvant and frontline therapy
Only therapy for advanced forms of multiple sclerosis

However – problems with cardiotoxicity
Irreversible damage to heart muscle
Maximum cumulative dose in patient’s lifetime
Prevents use as repeat therapy

DNA Intercalators with improved efficacy and safety
Novuspharma’s approach
Alter chemical groups responsible for free-radical
production and cardiac toxicity

Target markets
Unmet clinical need in second-line therapy (NHL)
Replace current DNA intercalators as safer treatment in first-line

Pixantrone
	Doxorubicin	Mitoxantrone	Pixantrone

Efficacy in hematology	+++	++	++++

Efficacy in solid tumors	++/+++	++	++

Safety (esp. cardiac)	+	++	++++

Superior anti-tumor activity in P388 and L1210 murine
leukemias vs. Dx and Mitox

Curative in YC-8 murine lymphoma

Wide therapeutic window – effective from 1/3 of MTD

Synergism with Cisplatin and Rituxan

Effect of pixantrone and mitoxantrone (MITOX) on survival in the YC-8 lymphoma model (iv/iv + 1,5,9)

Pixantrone Experimental cardiotoxicity

Pixantrone Target product profile
Superior safety
Cardiac toxicity profile superior to existing agents
Not toxic to tissues, eliminates need for central line
Less severe nausea and vomiting

Impressive efficacy
Long lasting complete remissions in heavily treated NHL patients
As single agent or in combination with chemotherapy

Potential to be used where other anthracyclines cannot
Breast cancer in combination with Herceptin
Breast cancer salvage after prior anthracycline therapy
Late-stage lymphomas

Pixantrone
Extensive clinical trial experience
>170 patients
7 phase I, II trials

Initial market entry into area of high unmet need
3rd-line aggressive NHL
Currently no approved therapies
Market size ~15,000 patients

Potential label expansion
Relapsed indolent NHL + Rituxan (phase III)
2nd-line combination in high grade NHL (phase II)
Salvage breast cancer ± Herceptin (planned)

Pixantrone Impressive single agent activity (NHL)
High response rates in relapsed/resistant aggressive NHL
ORR= >30% (7CRs/5PRs + 5uPRs)
Durable responses: TTP >8 months for responders

Well tolerated
Grade 4 neutropenia 13/33 (40%)
Grade 4 anemia/thrombocytopenia 0-1/33 (<3%)

28/33 (85%) had maximum prior anthracycline exposure

14/33 (42%) received >1,000-1500mg/m2 Pixantrone

Encouraging low incidence of cardiac events despite prior
anthracycline exposure

Pixantrone Combination trials
Highly active in combination regimens for relapsed/refractory
NHL replacing doxorubicin
CHOP n=17
13 patients evaluable; 6CRs/1PR
ESHAP n=21
19 patients evaluable; 7CRs/4PRs

Highly active in relapsed/refractory indolent NHL
FND-R n=9
6 patients evaluable; 5CRs/1PR

Preliminary Market Study % of physicians who would prescribe Pixantrone by line of therapy
	First Line	Second Line	Third Line

Aggressive	47%	100%	100%

Indolent	27%	67%	67%

	Almost half of the physicians would try Pixantrone in place of
	doxorubicin in first line therapy for aggressive patients –
	mostly for patients with cardiovascular risk factors

Last 12 Months in Review
Objective	Status

Acquire late stage or	Novuspharma merger
commercial product	Pixantrone in phase III
$18-$20m in annual operating
Reduce burn rate and secure	synergies
adequate capital to grow	$120M balance sheet
commercial operations
and see XYOTAX™ to NDA	$75M notes offering

Advance discussions toward	Partnership discussions for
potential XYOTAX™ partner	XYOTAX™ ongoing

Initiate pivotal XYOTAX™	STELLAR-2, -3, -4 trials FDA
phase III trials	approved and enrolling

TRISENOX® - profitable	Sales targeted to double to
operating business	$24M this year

Highlight clinical data at key	ASH, AACR, ASCO, MM, MDS
scientific meetings

Key Objectives Next 12-18 Months
Gynecologic Oncology Group to initiate phase III study of
XYOTAX™ in ovarian cancer

Complete enrollment of pivotal trials in non-small cell lung cancer

Successful merger with Novuspharma to maximize cost synergies and efficiencies

Initiate pivotal trial of Pixantrone in aggressive relapsed NHL